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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                             ---------------------
                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. INITIAL)(1)

                             Park Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  700164106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

-------------------------

        (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 700164106               13G            PAGE    2     OF    5    PAGES
          ---------                                     ---         ---

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Park Bancorp, Inc.
        Park Federal Savings Bank Employee Stock Ownership Plan
------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)/ /

                                                                    (b)/ /
------------------------------------------------------------------------------

3.      SEC USE ONLY

------------------------------------------------------------------------------

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------------------


                       5.   SOLE VOTING POWER
      NUMBER OF             199,342
       SHARES          -------------------------------------------------------
    BENEFICIALLY       6.   SHARED VOTING POWER
      OWNED BY              16,757
        EACH           -------------------------------------------------------
      REPORTING        7.   SOLE DISPOSITIVE POWER
     PERSON WITH            216,099
                       -------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER

                       -------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      216,099
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            / /
-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8% of 2,701,441 shares of Common Stock outstanding as of January 14, 1997
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON

      EP
-------------------------------------------------------------------------------



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CUSIP NO. 700164106               13G       PAGE    3     OF    5    PAGES
          ---------                                ---         ---


ITEM 1(a).  NAME OF ISSUER:

            Park Bancorp, Inc.
            --------------------------------------------------------------------

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            2740 W. 55th Street, Chicago, Illinois 60632
            --------------------------------------------------------------------

ITEM 2(a).  NAME OF PERSON FILING:

            Park Federal Savings Bank Employee Stock Ownership Plan
            --------------------------------------------------------------------

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            2740 W. 55th Street, Chicago, Illinois 60632
            --------------------------------------------------------------------

ITEM 2(c).  CITIZENSHIP:

            Employee benefit plan of Delaware corporation
            --------------------------------------------------------------------

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock
            --------------------------------------------------------------------

ITEM 2(e).  CUSIP NUMBER:

            700164106
            --------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:


      (a)  / /  Broker or dealer registered under Section 15 of the Act,


      (b)  / /  Bank as defined in Section 3(a)(6) of the Act,


      (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act,


      (d) / / Investment Company registered under Section 8 of the Investment Company Act,


      (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,


      (f) /X/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

      (g)  / /  Parent Holding Company, in accordance with Rule
                13d-(b)(ii)(G); see Item 7,


      (h)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


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CUSIP NO. 700164106               13G            PAGE    4     OF    5    PAGES
          ---------                                     ---         ---


ITEM 4.         OWNERSHIP.

      (a)       Amount beneficially owned:

                216,099
              -----------------------------------------------------------------

     (b)        Percent of class:

                8%
              -----------------------------------------------------------------

     (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or direct the vote: 199,342
                                                      -------------------------
        (ii)   Shared power to vote or direct the vote: 16,757
                                                       ------------------------

       (iii)   Sole power to dispose or to direct the disposition of: 216,099
                                                                     ----------

        (iv)   Shared power to dispose or to direct the disposition of: 0
              --------------------------------------------------------------


     The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the reporting person as of February 14, 1997. As of February 14, 1997, 16,757 shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 199,342 of such shares were held, unallocated, for allocation in future years. The reporting person has shared voting power with respect to 16,757 shares and sole voting power with respect to 199,342 shares. In general, participating employees and their beneficiaries have the power and authority to direct the Trustee as to the voting of shares of Common Stock allocated to their individual accounts. The reporting person has sole dispositive power with respect to 216,099 shares. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights.


          ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Not Applicable.


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CUSIP NO. 700164106               13G            PAGE    5     OF    5    PAGES
          ---------                                     ---         ---


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

       Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

       Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

       Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

       Not Applicable.

ITEM 10.  CERTIFICATION.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participation in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           PARK FEDERAL SAVINGS BANK EMPLOYEE
                                           STOCK OWNERSHIP PLAN


                                           By:  ESOP COMMITTEE


                                           /s/ David A. Remijas
                                           ---------------------------
                                                  (Signature)

                                               David A. Remijas
                                           ---------------------------
                                                  (Name/Title)

                                           /s/ Richard J. Remijas, Jr.
                                           ---------------------------
                                                  (Signature)

                                               Richard J. Remijas, Jr.
                                           ---------------------------
                                                   (Name/Title)

                                           /s/ Steven J. Pokrak
                                           ---------------------------
                                                (Signature)

                                              Steven J. Pokrak
                                           ---------------------------
                                                (Name/Title)